September 26, 2012

QMM: NYSE MKT
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-22-12

QUATERRA’S JV PARTNER GRANDE PORTAGE ANNOUNCES 6.46
METERS OF 21.55 GRAMS PER TONNE GOLD AT HERBERT GLACIER
PROJECT, ALASKA

Earlier results have been upgraded with receipt of new metallic screened assays

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its joint venture partner Grande Portage Resources Ltd. has released new assay results from three additional diamond drill holes from the Deep Trench vein and one from the Main Vein on its Herbert Glacier gold project located 30 kilometers north of Juneau, Alaska.

Hole 311D intersected high grade mineralization in the Deep Trench vein consisting of 6.46 metres (3.42 -meters true thickness) of 21.55 grams per tonne gold (0.629 ounces per ton) in a quartz vein showing visible flakes of gold. Another intercept 9.6 meters deeper in the same hole returned 2.32 meters (1.23 -meters true thickness) of 4.18 grams per tonne (gpt) gold. Results from other 311 Platform holes include an intercept in 311C of 2.25 metres (1.98 -meters true thickness) of 21.22 gpt gold. The strong gold mineralization seen in the 311 Platform holes is located in the shallower portion of the high-grade zone intersected by some of the G Pad holes reported in earlier releases. A map at the end of this release shows the hole locations. The map is also available on the Quaterra website.

Bonanza results from hole 311A, reported in the previous release, have been upgraded by the receipt of new metallic screened assays. The 8.08 -metre interval from 36.06 meters to 44.14 meters (5.66 -meters true thickness) now shows 59.91 gpt (1.749 opt) which includes a 3.58 -meter interval of 117.54 gpt (3.432 opt). The best intercept within this zone was a 0.53 -meter sample from 37.45 meters to 37.98 meters which returned 365 gpt (10.658 opt) gold.

The first results of drilling this season on the Main Vein from the O Platform include an intercept of 3.12 meters (2.84 -meters true thickness) showing 13.85 gpt gold. Results from the other 10 holes from this platform are pending and visible gold was seen in several of these holes.

Grande Portage’s larger drill rig is now drilling the Goat Creek vein which is the northernmost of the three drill-tested parallel mesothermal veins that make up the Herbert Glacier project. All five holes drilled to date have intersected well-mineralized structures with the third hole having two intercepts showing flakes of visible gold. The deepest gold bearing zone is a 1.2 -meter quartz vein with galena, arsenopyrite and particles of free gold throughout. These strong early results of drilling on the Goat Vein are encouraging.

The following table summarizes the new results which have been received since the last news release:

Hole	From	To	Interval	Thickness	Au,	Au,
Name	(m)	(m)	(m)	True, m	Gr/t	Oz/ton
311B	59.39	59.84	0.45	0.21	4.82	0.141
311B	68.51	69.73	1.22	0.57	3.15	0.092
311C	29.59	31.84	2.25	1.98	21.22	0.620
311D	49.44	55.90	6.46	3.42	21.55	0.629
311D	65.50	67.82	2.32	1.23	4.18	0.122
12O-1	92.92	96.04	3.12	2.84	13.85	0.404

One of the new vein targets which occurs near the western end of the Deep Trench vein is currently being drilled with the smaller rig. Strong visible gold encountered in core from this platform occurs in a steeply-dipping, northeast-striking vein which may be a splay of the Deep Trench vein.

Core logging and processing of the core for sampling and storage is done at a secure location in Juneau. Analytical testing of the core samples has been conducted by ALS Canada Ltd., with the sample preparation being done in Anchorage, AK, and analysis of the samples by the Vancouver, B.C., laboratory. Methods include metallic screening for coarse gold, fire assays, and multi-element ICP analysis.

The Herbert Glacier prospect is in the historic Juneau Gold Belt, formerly a world class district with producers such the A-J and Treadwell mines and many smaller gold mines and prospects. The district has been reactivated by the reopening of Couer Alaska’s Kensington gold mine located northwest of the Herbert Glacier property. Strong community support has also been demonstrated for the Green’s Creek Mine, a massive sulfide deposit containing silver, gold and zinc located in a parallel trend 20 kilometers to the west.

Grande Portage and Quaterra Resources have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years’ experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Shares issued

Quaterra has issued 22,727 shares to Roman Friedrich & Company Ltd. at a deemed price of $0.33 per share in consideration of certain financial and advisory services provided to the Company pursuant to an agreement dated April 15, 2011.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com. Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.